Filed by Realty Income Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Trust, Inc.

Registration Statement No. 333-184201

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated September 6, 2012 by and among Realty Income Corporation (“Realty Income”), American Realty Capital Trust, Inc. (“ARCT”) and Tau Acquisition LLC. The following is a press release issued by Realty Income on December 6, 2012.

Realty Income Contact:

Tere H. Miller

Vice President

Corporate Communications

(760) 741-2111, ext. 1177

REALTY INCOME FILES DEFINITIVE PROXY MATERIALS RELATED TO ACQUISITION OF AMERICAN REALTY CAPITAL TRUST

ESCONDIDO, CALIFORNIA, December 6, 2012…. Realty Income Corporation (Realty Income), the Monthly Dividend Company (NYSE: O), announced today that the Company has filed with the Securities and Exchange Commission (“SEC”) a definitive Joint Proxy Statement/Prospectus and has commenced a mailing of proxy materials, regarding the previously announced acquisition of American Realty Capital Trust (“ARCT”), to all Realty Income shareholders.

A Special Meeting of Realty Income shareholders has been scheduled for January 16, 2013, to consider, and vote on, the proposal to approve the issuance of shares of Realty Income common stock in connection with the acquisition (the “Acquisition Proposal”). Shareholders of record as of December 6, 2012, will be entitled to vote on the Acquisition Proposal and will receive the definitive proxy materials to register their vote.

Realty Income’s Board of Directors recommends that shareholders vote “FOR” the Acquisition Proposal on the proxy card. Approval of the Acquisition Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of Realty Income common stock. Shareholders are encouraged to read the Company’s definitive proxy materials as they provide, among other things, a detailed discussion of the process that led to the acquisition agreement and the reasons behind the Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Acquisition Proposal.

Realty Income today issued the following letter to shareholders:

“December 6, 2012

Dear Fellow Shareholder,

Enclosed are proxy materials regarding a Special Meeting of Realty Income Shareholders scheduled for January 16, 2013. The meeting is being held to consider, and vote upon, a proposal to approve the issuance of the shares of Realty Income common stock in the acquisition of American Realty Capital Trust.

Inc. (“ARCT”) by Realty Income Corporation (the “Acquisition Proposal”). Realty Income shareholders of record, at the close of business on December 6, 2012, are entitled to notice of, and to vote on the Acquisition Proposal.

We urge you to vote by telephone or via the Internet by following instructions on your proxy card, or please sign, date and return the enclosed proxy card today using the postage-paid envelope provided. Your Vote is Very Important.

Your Board of Directors recommends that shareholders today vote FOR the Acquisition Proposal.

Your Board of Directors unanimously believes that the proposed acquisition of ARCT is in the best interests of Realty Income and its shareholders. In making its recommendation, your Board took into account a variety of factors described in the definitive proxy statement, including financial analyses performed by BofA Merrill Lynch and Wells Fargo, the Company’s financial advisors, and summarized in your proxy statement. The acquisition of ARCT provides a number of compelling benefits to Realty Income’s shareholders including:

•	Materially increasing Realty Income’s revenue and Funds from Operations (FFO) per share

•	Increasing the annualized amount of the dividend by an estimated $0.13, or 7.1%, to $1.95 per share from $1.82 per share, upon the closing of the acquisition

•	Expanding the size of the Company’s real estate portfolio by adding 524 high-quality properties with 100% occupancy, thereby improving our occupancy

•

Improving the credit quality of Realty Income’s portfolio by adding a portfolio of properties with approximately 75% of rental revenue generated by investment-grade rated tenants, thereby increasing the Company’s revenue generated by investment-grade rated tenants to approximately 34% from 19%

•

Improving real estate portfolio tenant and industry diversification to further reduce top 15 tenant generated revenue from 47% to about 42% and to further reduce top 10 industry generated revenue from around 67% to 59%

•	Increasing the weighted average lease term to further strengthen the Company’s lease maturity profile

•	Completing the transaction with capitalization that is expected to be balance-sheet neutral

•	Creating a company that will be the largest public, net-lease real estate company and the 18th largest public Real Estate Investment Trust overall

•

Providing meaningful enterprise value of approximately $11.4 billion and potentially leading to improved ability to execute large acquisitions and strengthening the Company’s position as an industry consolidator

In order to achieve these benefits, please take a moment TODAY to vote the enclosed proxy for the Special Meeting on January 16, 2013. No matter how many shares you own, we need your VOTE FOR the proposal on the enclosed vote form. Again, In addition to mailing in your vote, you can vote by phone at: 1-800-690-6903, or on the Internet at www.realtyincome.com. If you vote on the Internet, you will need to have your proxy card available in order to input a personalized code that is required on the proxy voting site.

We thank you for your continued support of Realty Income.

Sincerely,

Thomas A. Lewis

Chief Executive Officer”

About Realty Income

Realty Income is The Monthly Dividend Company®, a New York Stock Exchange real estate company dedicated to providing shareholders with dependable monthly income. To date, Realty Income has paid 508 consecutive monthly dividend payments throughout its 43-year operating history and has raised the dividend 68 times since listing on the New York Stock Exchange in 1994. The monthly income is supported by the cash flow from over 2,800 properties owned under long-term lease agreements with 144 leading regional and national retail chains and other commercial enterprises. The company is an active buyer of commercial properties nationwide. Additional information about the company can be obtained from the corporate website at www.realtyincome.com.

Note to Editors:

Realty Income press releases are available on the Internet at www.realtyincome.com/invest/newsroom-library/press-releases.shtml.

Additional Information and Where to Find It

These materials are not a substitute for the Registration Statement on Form S-4 (File No. 333-184201) that Realty Income filed with the SEC in connection with the proposed transaction with ARCT, or the definitive joint proxy statement/prospectus sent to security holders of Realty Income and ARCT on or about December 6, 2012 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF REALTY INCOME AND ARCT ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED DECEMBER 6, 2012, WHICH WAS SENT TO SECURITY HOLDERS OF REALTY INCOME AND ARCT ON OR ABOUT DECEMBER 6, 2012, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Realty Income and ARCT with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Realty Income or ARCT common stock.

Participants in the Solicitation

Realty Income, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Realty Income’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in Realty Income’s joint proxy statement/prospectus filed with the SEC, and additional information regarding such persons is included in our proxy statement filed with the SEC on March 30, 2012.

ARCT, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from ARCT’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in its joint proxy statement/prospectus filed with the SEC, and additional information regarding such persons is included in ARCT’s proxy statement filed with the SEC on May 21, 2012.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Realty Income’s and ARCT’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Realty Income’s and ARCT’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. Realty Income and ARCT disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

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